Exhibit 15.2

October 24, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Petro River Oil Corp (formerly known as Gravis Oil Corporation) and, under the date of October 12, 2011, we reported on the consolidated financial statements of Petro River Oil Corp as of and for the years ended April 30, 2011 and 2010. On June 26, 2012, we resigned. We have read Petro River Oil Corp’s statements included under Item 16F of its Form 20-F as to which this letter is filed as Exhibit 15.2, and we agree with such statements, except that we are not in a position to agree or disagree with Petro River Oil Corp’s statement that Marcum LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Petro River Oil Corp’s consolidated financial statements.

Very truly yours,

(Signed) KPMG LLP